UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

April 11, 2018

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference: Asset Sale

Dear Sirs:

On March 28, 2018, we announced the signing of a share transfer agreement between GyM S.A. and STRACON S.A.C., where GyM S.A. is obliged to transfer in favor of STRACON S.A.C. its entire stake in STRACON GyM S.A. (87.59%) for a value of US $ 76'820,000.00 (the "Transaction").

Also, it was reported that the closing of the Transaction is subject to the verification of different precedent conditions within the term of 10 business days counted from the date of the aforementioned contract signing (the "Closing Process").

Today, April 11, 2018, the Closing Process was successfully concluded. In that sense, we comply with communicating as a Relevant Information Communication, the conclusion of the sale process of the stake of GyM S.A. in STRACON GyM S.A. in favor of STRACON S.A.C., according to the terms and conditions agreed by the parties.

As we announced, all of the net flows from the sale have been used to amortize the debt of GyM SA, construction company of Graña y Montero Group, with the main banking entities of the country, allowing a 55% reduction of its debt.

With this, the company sets an important milestone in its financial strengthening process and focus its activities on engineering, procurement and construction contracts for the mining sector, thanks to the experience and expertise in that sector.

Sincerely,

___________________________
/s/ Luis Francisco Diaz Olivero
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Stock Market Representative
Date: April 11, 2018